SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10)

Rouse Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

779287101
(CUSIP Number)

Murray Goldfarb

Michelle Campbell
Brookfield Asset Management Inc.
Brookfield Place
250 Vesey Street, 15th Floor

New York, New York 10281-1023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Michael J. Aiello, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310−8000

January 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779287101	Page 2 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 3 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 4 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,226,388*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,226,388*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,226,388*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 5 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,226,388*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,226,388*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,226,388*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 6 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,226,388*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,226,388*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,226,388*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 7 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,226,388*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,226,388*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,226,388*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 8 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,946,661*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,946,661*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,946,661*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 9 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings II Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,060*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,060*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,060*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 10 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings III Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,539*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,539*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 11,539*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 11 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-A Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,726*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,726*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 151,726*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 12 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-B Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,653*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,653*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,653*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 13 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-C Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,774*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,774*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,774*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 14 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,975*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,975*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 51,975*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 15 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS New Brookfield Retail Holdings R 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,995,702*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,995,702*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,995,702*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

CUSIP No. 779287101	Page 16 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 17 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 779287101	Page 18 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 19 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 20 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 21 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 3 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 22 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 4 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 23 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 2 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 779287101	Page 24 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 779287101	Page 25 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,387,624*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,387,624*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,387,624*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 779287101	Page 26 of 34 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,226,388*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,226,388*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,226,388*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 19,387,624 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 33.4% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 10”) amends the Schedule 13D filed on January 23, 2012 (the “Original Schedule 13D”) and amended on March 12, 2012 (“Amendment No. 1”), March 20, 2012 (“Amendment No. 2”), January 3, 2013 (“Amendment No. 3”), April 16, 2013 (“Amendment No. 4”), August 9, 2013 (“Amendment No. 5”), November 5, 2013 (“Amendment No. 6”), January 8, 2014 (“Amendment No. 7”), January 15, 2014 (“Amendment No. 8”) and March 13, 2014 (“Amendment No. 9”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 10 relates to the common stock, par value $0.01 per share (“Common Stock”), of Rouse Properties, Inc., a Delaware corporation (the “Company”).

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 16, 2016, Brookfield Asset Management Inc. (“Brookfield”) submitted a proposal to the board of directors of the Company (the “Board”) to acquire all of the outstanding common shares of the Company, other than those shares currently held by Brookfield Property Partners and its affiliates, for a purchase price of $17.00 per share in cash (the “Proposal”).

On January 19, 2016, Brookfield issued a press release announcing the Proposal, a copy of which is attached hereto as Exhibit 99.1.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on January 15, 2016, the Investment Vehicles directly held and beneficially owned the shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 58,022,217 shares of Common Stock reported by the Company as outstanding as of September 30, 2015 as reported in its Form 10-Q filed with the Securities and Exchange Commission on November 2, 2015.

Investment Vehicle	Common Stock	Beneficial Ownership
BRH VII	2,946,661	5.1%
BRH II Sub	10,060	0.02%
BRH III Sub	11,539	0.02%
BRH IV-A Sub	151,726	0.3%
BRH IV-B Sub	2,653	0.01%
BRH IV-C Sub	51,774	0.09%
BRH IV-D Sub	51,975	0.09%

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAMPIC US may be deemed to beneficially own all shares of Common Stock owned by each of the Investment Vehicles, consisting of 3,226,388 shares of Common Stock, representing 5.6% of the Common Stock. As direct and indirect controlling persons of BAMPIC US, each of BUSHI, BUSC, BHC and Brookfield may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock.

27

BPY III is the controlling non-managing member of each Investment Vehicle. BPY III may be deemed to share voting and investment power with respect to the 3,226,388 shares of Common Stock owned by the Investment Vehicles, representing approximately 5.6% of the shares of the Common Stock. As direct and indirect controlling persons of BPY III, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY III beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on January 15, 2016, BRH R 2 directly held 14,995,702 shares of Common Stock, representing approximately 25.8% of the shares of Common Stock. As direct and indirect controlling persons of BRH R 2, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BRH R 2 beneficial ownership of such shares of Common Stock.

As of the close of business on January 15, 2016, BPY Retail Holdings II LLC directly held 1,165,535 shares of Common Stock, representing 2.0% of the Common Stock. As direct and indirect controlling persons of BPY Retail Holdings II LLC, each of BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY Retail Holdings II LLC beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 19,387,624 shares of Common Stock, constituting beneficial ownership of 33.4% of the shares of the Common Stock. Each of the Investment Vehicles and other Reporting Persons directly holding shares of Common Stock expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by each of the other Investment Vehicles and Reporting Persons.

(c) Except as otherwise described in Item 4 of this Amendment No. 10, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock since the filing of Amendment No. 9.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

On January 16, 2016, the Board formed a special committee (the “Special Committee”) in connection with its evaluation of the Proposal. At the request of the Special Committee, Brookfield entered into a standstill agreement with the Company on January 18, 2016 (the “Standstill Agreement”), pursuant to which Brookfield agreed that neither it nor its affiliates (other than (i) any separately traded public companies in which Brookfield or any of its subsidiaries hold a minority interest (or any of their respective subsidiaries or controlled affiliates), (ii) Brookfield Financial Corp. and its controlled affiliates so long as such person remains on the other side of an effective, customary information barrier from Brookfield Property Partners, L.P. (“BPY”) and Brookfield; provided that any acquisition,  disposition or voting of Company common stock or other securities by Brookfield Financial Corp. or its controlled affiliates is not directly or indirectly coordinated or in concert with BPY or Brookfield, and (iii) Brookfield Investment Management Inc. and its controlled affiliates (collectively, “BIM”) and any funds managed or controlled by BIM so long as such person remains on the other side of an effective, customary information barrier from BPY and Brookfield; provided that any acquisition, disposition or voting of any Company common stock or other securities by BIM is not directly or indirectly coordinated or in concert with BPY or Brookfield) will, other than pursuant to a written agreement with the Company, acquire beneficial ownership (broadly defined) of any additional shares of the Company’s common stock prior to March 4, 2016 (the “Expiration Date”). Such restriction will terminate prior to the Expiration Date if (a) the Company enters into a definitive agreement with any third party providing for an alternative transaction pursuant to which a person or group would acquire 50% or more of the Company’s voting securities or assets or (b) a third party commences a tender or exchange offer which, if consummated, would result in such an alternative transaction and the Special Committee either accepts such offer or fails to recommend that the Company’s stockholders reject such offer within ten business days. A copy of the Standstill Agreement is attached hereto as Exhibit 99.2

28

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2016	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President, Legal Affairs

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

Dated: January 19, 2016	PARTNERS LIMITED

	By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

	By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: Assistant Secretary

Dated: January 19, 2016	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: January 19, 2016	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD PROPERTY PARTNERS L.P.

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD PROPERTY L.P.

	By:	Brookfield Property Partners LP, its managing general partner

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD BPY HOLDINGS INC.

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Vice President and Secretary

Dated: January 19, 2016	BPY CANADA SUBHOLDINGS 1 ULC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Vice President and Secretary

Dated: January 19, 2016	BPY CANADA SUBHOLDINGS 3 ULC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Vice President and Secretary

Dated: January 19, 2016	BPY CANADA SUBHOLDINGS 4 ULC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Vice President and Secretary

Dated: January 19, 2016	BPY CANADA SUBHOLDINGS 2 ULC

	By:	/s/ Michelle L. Campbell
Name: Michelle L. Campbell
Title: Vice President and Secretary

Dated: January 19, 2016	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD BPY RETAIL HOLDINGS II LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BPY RETAIL III LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS VII LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	NEW BROOKFIELD RETAIL HOLDINGS R 2 LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS II SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS III SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

	By:	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David J. Stalter
Name: David J. Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: January 19, 2016	BROOKFIELD US HOLDINGS INC.

	By:	/s/ A. J. Silber
Name: A. J. Silber
Title: Director

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Vice President and Secretary

Dated: January 19, 2016	BROOKFIELD US CORPORATION

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: President

Exhibit Index

99.1	Press release announcing the Proposal, dated as of January 19, 2016

99.2	Standstill Agreement, dated as of January 18, 2016